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EXHIBIT (a)(1)(ii)

To:	Eligible Weider Nutrition International Employees
From:	Bruce J. Wood, CEO & President
Date:	September 12, 2002

Re: Weider Nutrition International Stock Option Exchange Program

        I am pleased to announce that Weider Nutrition International is launching an important employee compensation program for eligible Weider Nutrition International employees. As you are all aware, market downturns have left our current stock price much lower than the exercise price of many employee stock options.

        In response to this stock price decline, we are implementing a voluntary program that allows eligible Weider Nutrition International employees to exchange existing stock options for new options. To participate, you may submit your options for cancellation and new options will be granted to you on a specified date that is six months and one day from the date we cancel your options accepted for exchange (the "replacement grant date"). Your new options will have an exercise price equal to the fair market value of our Class A common stock on the replacement grant date.

        This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. By making it possible to exchange your higher priced stock options for new options with an exercise price equal to the market value of our Class A common stock on the replacement grant date, we hope to provide you with stock options that could provide greater value in the future.

        Today, we will distribute information that explains the stock option exchange program in greater detail, including its potential benefits and risks and the actions you will need to take if you choose to participate. Please review the material carefully and weigh your decision with equal care. Weider Nutrition International cannot advise you on what decision to make. Accordingly, no Weider Nutrition International employee is authorized to make any recommendation on our behalf as to your choices. As a result, you may wish to consult with a professional financial advisor as part of your decision making process.

        Please take the time to carefully review the information and instructions that you will receive. If you would like to participate in the program, you will need to return the election form that will be provided to you by the expiration of the offer, which is currently scheduled for 5:00 p.m. Mountain Time on Thursday, October 10, 2002.

        If you have any questions about the offer, please contact Tom Elitharp, Executive Vice President—Operations and Support Services, at (801) 975-5000 or you may send an e-mail to optioninfo@weider.com.

                      Sincerely,

                      Bruce J. Wood

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  EXHIBIT (a)(1)(ii)